# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: REE Automotive Ltd, CIK 0001843588
CUSIP: M8287R202
Title of class of securities: Class A Ordinary Shares without par value
Address of issuer's principal executive offices: Kibbutz Glil-Yam, Kibbutz Glil-Yam, Israel (L3), 4690500
Date of event which requires filing of this statement: 03/19/2025
Amends the filing with accession number 0000894579-24-000247
Filed by CIK 0002039671
Persons authorized to receive notices and communications: Kukac LLC, 9060 W. Cheyenne Avenue, Las Vegas, Nevada (NV), 89129, 284-494-2860

## Reporting persons
- Kukac LLC (CIK 0002039671): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,973,552; sole dispositive power 0; shared dispositive power 1,973,552; aggregate amount beneficially owned 1,973,552 (7.8% of the class)
- Kayrow Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,973,552; sole dispositive power 0; shared dispositive power 1,973,552; aggregate amount beneficially owned 1,973,552 (7.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares without par value
Name of issuer: REE Automotive Ltd
Address of issuer's principal executive offices: Kibbutz Glil-Yam, Kibbutz Glil-Yam, Israel (L3), 4690500
Comment: This Amendment No. 3 (this Amendment) amends and supplements the statement on Schedule 13D (the Schedule 13D) filed by Kukac LLC and Kayrow Limited on September 18, 2024, relating to class A ordinary shares without par value (the Shares), of REE Automotive Ltd., a public company organized under the laws of the State of Israel (the Issuer). The principal executive offices of the Issuer are located at Kibbutz Glil-Yam, 4690500, Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:
On March 19, 2025, the Issuer conducted a registered direct offering, pursuant to which the Reporting Persons acquired 470,580 Shares pursuant to a Securities Purchase Agreement dated March 18, 2025 (the Securities Purchase Agreement). The form of the Securities Purchase Agreement is included as Exhibit 99.1 to this Statement and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:
Kukac LLC purchased 470,580 Shares pursuant to the Securities Purchase Agreement. Accordingly, as of March 19, 2025, it holds a total of 1,973,552 Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended to add the following:
As of March 19, 2025, the Reporting Persons may be deemed to beneficially own 1,973,552 Shares representing approximately 7.8% of the 25,304,584 Shares reported to be outstanding and warrants exercisable for 785,855 Shares and promissory notes convertible into 830,853 Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1

Form of Securities Purchase Agreement, dated March 18, 2025, by and between the Company and the purchaser parties thereto.

## Signatures
- Kukac LLC: /s/ Jacqueline Daley, Jacqueline Daley, Director (03/19/2025)
- Kayrow Limited: /s/ Christina Rodriguez, Christina Rodriguez, Director (03/19/2025)